EXHIBIT - SUB-ITEM 77K

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

On May 19, 1999, the Fund's Trustees, upon recommendation of its Audit Committee, requested and subsequently accepted the resignation of Arthur Andersen LLP ("AA") as the Fund's independent auditors. AA's reports on the Fund's financial statements for the fiscal years ended November 30, 1997 and November 30, 1998 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Fund's fiscal years ended November 30, 1997 and November 30, 1998: (i) there were no disagreements with AA on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of AA, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such years; and (ii) there were no reportable events of the kind described in
Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

The Fund, by action of its Trustees, upon the recommendation of the Audit Committee, has engaged Ernst & Young LLP ("E&Y") as the independent auditors to audit the Fund's financial statements for the fiscal year ended November 30, 1999. During the Fund's fiscal years ended November 30, 1997 and November 30, 1998, neither the Fund nor anyone on its behalf has consulted E&Y on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements, or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 or Regulation S-K) of reportable events (as described in paragraph (a)(1)(v) of said Item 304).